Exhibit 99.1

Press Release - Regulated Information March 15th, 2023 07:00 am CET

Celyad Oncology announces non-cash impairment

Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD) (the “Company”), a biotechnology company focused on the discovery and development of innovative technologies for chimeric antigen receptor (CAR) T-cell therapies, today announced a non-cash impairment of its goodwill and intangible oncology assets.

This impairment comes as a result of the Company’s strategic shift in focus away from clinical development and the early stage nature of the implementation of the Celyad 2.0 strategy: shifting from an organization focused on clinical development to one prioritizing R&D discovery and the monetization of its intellectual property (IP) portfolio through partnerships, collaborations and license agreements. As, to date, no effective sublicence contract nor collaboration contract was concluded, some uncertainty exists on the timing and amount of the deal flow and associated short, medium and long term revenues.

Given this uncertainty, and per accounting standards, the Company will recognize a full impairment loss on the remaining value of goodwill, In Process Research and Development, and Horizon Discovery’s shRNA platform, resulting in a non-cash impairment of €20.5 million on a statutory basis and €35.1 million on a consolidated basis for the financial year ended December 31, 2022.

This accounting conclusion, which reflects the Company’s financial situation as of December 31, 2022, does not affect the Management’s commitment to continue the potential monetization of the Company’s IP. The conclusion of the impairment analysis and additional details will be provided with the publication of the Company’s fiscal year 2022 results on or around March 23, 2023.

The net assets of the Company as of December 31, 2022, on a BE-GAAP non-consolidated basis, have fallen below half of the Company’s capital. As a result, in accordance with Article 7:228 of the Belgian Code for Companies and Associations, the Board of Directors plans to submit for a vote, at its May 5, 2023 shareholders’ meeting, its business plan including a proposal to continue the Company’s activities. The Board of Directors will publish a detailed report regarding this proposal on or around April 3, 2023, together with the convocation with proposed resolutions for the shareholders’ meeting.

The audit for fiscal year 2022 has not yet been fully completed.

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the discovery and development of innovative technologies chimeric antigen receptor (CAR) T-cell therapies. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, statements regarding the Company’s financial statements, and statements regarding the continuation of the Company’s existence. The words “will,” “believe,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to

Press Release - Regulated Information March 15th, 2023 07:00 am CET

a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Contacts:

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA